MacroGenics, Inc.

9704 Medical Center Drive

Rockville, Maryland 20850

January 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences 100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Gordon

Bonnie Baynes

Re:	MacroGenics, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended September 30, 2024

File No. 001-36112

Ladies and Gentlemen:

This letter sets forth the Company’s responses (the “Response Letter”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated December 3, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2024 (the “Form 10-Q”). The Staff’s comments included in the Comment Letter are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 10-K and Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Securities Litigation, page 15

1.

We note your disclosures in Item 1 on page 23 that you are or may be involved in various legal proceedings, your disclosure on page 15 of the putative securities class action suit filed against you on July 26, 2024, and that “no reserve has been established for any potential liability related to this suit.” To the extent it is reasonably possible that you will incur losses in excess of recorded accruals related to your contingencies, please provide in future filings the applicable disclosures required by ASC 450-20-50-3 through 50-4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

January 3, 2025

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it regularly evaluates the status of all legal proceedings in which the Company is involved to assess whether accruals for probable losses are appropriate under ASC 450-20-50 and to determine for disclosure purposes whether an estimate of possible loss or range of loss can be made under ASC 450-20-50.

During these evaluations, the Company’s management considers all existing and new matters, to the extent any exist, including, but not limited to, (i) the nature of the legal proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or that of other entities in similar proceedings; (v) the Company’s belief in whether it has meritorious and valid substantive defenses against the allegations made by the parties in the proceedings; (vi) the damages sought for each proceeding; (vii) substantive rulings by a court on similar proceedings; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel issues or unsettled legal theories.

At the time of the filing of the Form 10-Q, the Company evaluated potential loss contingencies as discussed above and Company did not determine that a loss was reasonably possible, given the early stage of the proceedings. Subsequently, the securities class action lawsuit referenced in the Staff’s comment no. 1 has been dismissed.1 As of the date of this Response Letter, we continue to believe no additional disclosure pursuant to ASC 450-20-50-3 through 50-4 is warranted or required related to the putative securities class action lawsuit.

We will continue to monitor and evaluate the status of legal proceedings, if any, each quarter based on the factors described above to determine the need for disclosure. If at a future time there is at least a reasonable possibility that a material loss may be incurred with respect to a particular legal proceeding, we would either (i) disclose an estimate of the loss or range of loss (or, if applicable, state that the estimate is immaterial in lieu of providing quantified amounts) or (ii) state that such an estimate cannot be made. In addition, in future filings, if no amount of loss in excess of any recorded accruals is believed to be reasonably possible, we will so state this in our disclosure.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.

We note your disclosure on page 17 that your expected funding requirements reflect anticipated expenditures related to the ongoing Phase 2 TAMARACK clinical trial of vobramitamab duocarmazine (vobra duo, an antibody-drug conjugate or ADC), your May 9, 2024 press release and slide 14 of your related investor presentation disclose five TEAEs with fatal outcomes during your TAMARACK Phase 2 study of vobramitamab duocarmazine (vobra duo), your July 30, 2024 press release discloses the discontinuation of that study, the July 26, 2024 putative securities class action lawsuit filed against you regarding that Phase 2 study disclosed on pages 11 and 15 of your June 30, 2024 and September 30, 2024 forms 10-Q filed August 6, 2024 and November 5, 2024, respectively, and your November 5, 2024 press release disclosure that you are delaying further development of the ADC vobra duo until you receive mature progression free survival data in early 2025. We further note the significant drop in your stock price and volume

[1]

On December 16, 2024, the plaintiffs in the referenced lawsuit filed a Notice of Voluntary Dismissal with the U.S. District Court for the District of Maryland. On December 20, 2024, the Court filed an acknowledgement of the dismissal. As of the date of this Response Letter, state shareholder derivative suits filed in December 2024 related to the class action suit remain outstanding.

January 3, 2025

traded on May 10, 2024 to $3.31 per share and 35,138,360 shares from $14.67 per share and 4,882,225 shares on May 9, 2024. Please provide the following:

•

We note your disclosure in your November 5, 2024 press release that: “The TAMARACK Phase 2 study of vobra duo is being conducted in patients with metastatic castration-resistant prostate cancer (mCRPC). While study participants are no longer being dosed in the study, participants continue to be monitored for adverse events, disease progression and survival.” Given the five patient deaths in the Phase 2 TAMARACK study, discontinuation of that study, and your ability to estimate the study’s future funding needs, please tell us and provide proposed disclosure for future filings of the significant trends in terms of safety risk related to vobra duo, and specifically how these patient deaths relating to vobra duo impact your continued development of this product candidate.

•

We note your disclosure in your November 5, 2024 press release of: “Assessment of future development alternatives for vobra duo will be based on several factors, including the final TAMARACK safety...” and “the Company has paused its other development efforts in alternative tumor types as well as the Phase 1/2 dose combination study of vobra duo plus lorigerlimab.” Please provide proposed disclosure for future filings of risk factor disclosure relating to the above serious adverse events, including the period(s) that the patient deaths occurred, and all other serious adverse events related to your products, and potential risks to the company from those events.

The Company acknowledges the Staff’s comments and advises the Staff the following, with respect to each of the bullet points above:

•

Safety trends of vobra duo: The Company has, and will continue to, carefully evaluate the safety of vobra duo over the course of the TAMARACK study (the “Study”) in consultation with the investigators of the Study and the Independent Data Monitoring Committee (the “IDMC”). The Company has reported, and continues to report, investigator-reported treatment-related serious adverse events on the Study, including fatalities,[2] to the Food and Drug Administration (the “FDA”) in accordance with our regulatory obligations. As the Company previously reported in late July 2024, after a review of accumulated Study data though a July 9, 2024 data cut-off, at which time there were an aggregate of eight investigator-reported, treatment-related deaths on the Study, MacroGenics agreed with the IDMC recommendation that Study treatment should be discontinued for the remaining mCRPC Study participants who potentially could have received additional doses. At that point in time, there were a limited number of mCRPC patients still potentially eligible to receive additional doses of vobra duo and the Study had reached the primary endpoint. Although treatment was discontinued for mCRPC patients, the mCPRC patients remaining on the Study continued to be monitored per Study protocol. As of December 16, 2024, the investigators for the Study for all indications have reported an aggregate of eleven treatment-related deaths (11 of 180 patients, or 6.1%). These eleven patient deaths occurred between 87 days and 339 days after commencing treatment with vobra duo. Patients who remain on the Study no longer receive treatment, but continue to be monitored for adverse events, disease progression and survival, and adverse events continue to be reported to the FDA as and when required.

[2]

An investigator-reported, treatment-related fatality is one which the reporting investigator believed at the time of the report to have been the result of a serious adverse event the investigator believed at the time of the report to be at least possibly treatment related.

January 3, 2025

•

Impact of safety on continued development of vobra duo: No patients are currently being treated with vobra duo in a Company-sponsored trial, although an investigator-sponsored study is continuing as of the date of this Response Letter. Study patients are being followed per Study protocol for an evaluation of mature efficacy data, including median radiographic progression-free survival. The Company is considering whether to explore in an additional safety study, should mature efficacy data warrant, whether certain adverse events potentially associated with prolonged exposure to vobra duo could be mitigated by various strategies. As of the date of this Response Letter, no decision has been made regarding such a study or studies, nor the funding of future vobra duo development. A decision by the Company regarding whether and how to continue development of vobra duo in additional safety studies will be made only after careful evaluation of safety risks weighed against the potential clinical benefit, as well as MacroGenics’ financing or partnering opportunities and engagement with the FDA. In particular, while we or investigators may explore methods to mitigate adverse events potentially associated with vobra duo treatment in a future Phase 2 study or studies, we do not expect to commence a registrational Phase 3 study until or unless such additional study or studies (if any) inform an appropriate risk/benefit assessment of the program development, and assuming there are clinical, financial and competitive rationale to pursue such a registration study.

As the Staff requested, in Exhibit A attached hereto, we have included proposed disclosure related to (i) the significant trends in terms of safety risk related to vobra duo, and specifically how these patient deaths relating to vobra duo impact our continued development of this product candidate and (ii) risk factor disclosure relating to the above serious adverse events, including the period(s) that the patient deaths occurred, and all other serious adverse events related to our products, and potential risks to us from those events.

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 22

3.

We note that your 906 certifications filed as exhibits 32 in your quarterly forms 10-Q only include reference to your compliance with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, whereas your exhibits 32 in your annual forms 10-K appropriately include reference to your compliance with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. Please revise your 906 certifications in future 10-Q filings to consistently disclose your compliance as you have done in your form 10-Ks.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure to which this comment relates will be included in the Company’s 906 certifications in future filings.

*  *  *

If you have any questions regarding the response letter or require additional information, please contact Eric Blanchard of Cooley LLP at (212) 479-6565 or eblanchard@cooley.com, or Reid Hooper of Cooley LLP at (202) 776-2097 or rhooper@cooley.com.

Very truly yours,

/s/ James Karrels
James Karrels Senior Vice President and Chief Financial Officer
MacroGenics, Inc.

cc:	Scott Koenig, M.D., Ph.D., President and Chief Executive Officer and Director, MacroGenics, Inc.

Jeffrey Peters, Senior Vice President and General Counsel, MacroGenics, Inc.

January 3, 2025

Exhibit A

The Company respectfully submits the following proposed disclosure regarding the Staff’s comment No. 2 included in the Comment Letter, which will be included in future filings. We intend to update these disclosures in said future filings as further information becomes available.

•

We note your disclosure in your November 5, 2024 press release that: “The TAMARACK Phase 2 study of vobra duo is being conducted in patients with metastatic castration-resistant prostate cancer (mCRPC). While study participants are no longer being dosed in the study, participants continue to be monitored for adverse events, disease progression and survival.” Given the five patient deaths in the Phase 2 TAMARACK study, discontinuation of that study, and your ability to estimate the study’s future funding needs, please tell us and provide proposed disclosure for future filings of the significant trends in terms of safety risk related to vobra duo, and specifically how these patient deaths relating to vobra duo impact your continued development of this product candidate.

Annual Report on Form 10-K

Business

. . .

Our Pipeline of Oncology Product Candidates for Which We Retain Commercial Rights

. . .

B7-H3 Programs

Vobramitamab Duocarmazine

Vobra duo (previously known as MGC018) is an investigational ADC with a cleavable peptide linker designed to deliver a DNA-alkylating duocarmycin payload to dividing and non-dividing cells on solid tumors that express B7-H3. The underlying ADC technology was licensed from Byondis B.V. (Byondis). We initiated the TAMARACK Phase 2 study in late 2022. The TAMARACK protocol was amended in 2023 to remove a comparator arm. The TAMARACK study was designed to evaluate 100 patients across two experimental arms in which participants receive vobra duo at either 2.0 mg/kg or 2.7 mg/kg once every four weeks (Q4W). We completed enrollment of Part 1 (consisting of mCRPC patients only) of the Study in the fourth quarter of 2023, having enrolled a total of 181 patients, exceeding the targeted number of patients.

In late July 2024, after a review of accumulated study data though a July 9, 2024 data cut-off, at which time there were an aggregate of eight investigator-reported, treatment-related deaths on Part 1 of the TAMARACK study, MacroGenics agreed with the TAMARACK study’s Independent Data Monitoring Committee (IDMC) recommendation that study treatment should be discontinued for the remaining mCRPC Study participants who potentially could have received additional doses. Although treatment with vobra duo was discontinued for these patients, the TAMARACK study continued, as mCRPC patients continued to be monitored per study protocol. Any mCRPC patients who remained on the Study did not receive treatment but continued to be monitored for adverse events, disease progression and survival; in addition, adverse events continued to be reported to the FDA as and when required.

The Company is considering exploring in an additional safety study, should mature efficacy data warrant, whether adverse events potentially associated with prolonged exposure to vobra duo could be mitigated by various strategies. Any decision to continue development of vobra duo will be made only after careful evaluation of safety risks weighed against the potential clinical benefit, as well as a review

January 3, 2025

of the competitive treatment landscape for mCRPC and other potential indications, resource allocation across the Company’s clinical portfolio and potential partnering opportunities for vobra duo. In particular, while we may explore methods to mitigate adverse events potentially associated with vobra duo treatment in a future Phase 2 study or studies, we do not expect to commence a registrational Phase 3 study until or unless such additional study or studies (if any) inform an appropriate risk/benefit assessment of the program development, and assuming there are clinical, financial and competitive rationale to pursue such a registration study.

•

We note your disclosure in your November 5, 2024 press release of: “Assessment of future development alternatives for vobra duo will be based on several factors, including the final TAMARACK safety...” and “the Company has paused its other development efforts in alternative tumor types as well as the Phase 1/2 dose combination study of vobra duo plus lorigerlimab.” Please provide proposed disclosure for future filings of risk factor disclosure relating to the above serious adverse events, including the period(s) that the patient deaths occurred, and all other serious adverse events related to your products, and potential risks to the company from those events.

Our product candidates have had and may in the future have serious side effects, including fatalities. These side effects may delay or prevent further clinical development or marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Although all of our product candidates have undergone or will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of our product candidates have arisen, either during clinical development or after the approved product has been marketed, and may arise in the future. Ongoing or future trials of our product candidates may not support the conclusion that one or more of these product candidates have acceptable safety profiles.

The results of future clinical or nonclinical trials may show undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings, risk management measures, or potential product liability claims. These risks have affected our business and may continue to do so. For example, in July 2022, we announced the discontinuation of our Phase 2 trial of enoblituzumab in combination with either retifanlimab or tebotelimab in the treatment of patients with recurrent or metastatic SCCHN, based on an internal review of safety data. In addition, in July 2024, we announced the discontinuation of vobra duo treatment of mCRPC patients in our TAMARACK study based on the recommendation of the study’s Independent Data Monitoring Committee (IDMC). As of December 16, 2024, the investigators for the TAMARACK study have reported a total of 11 treatment-related deaths across all patient types (6.1% of the 180 patients who received treatment). These patient deaths occurred between 87 days and 339 days after commencing treatment with vobra duo.

Even if our products are approved for marketing, and we or others later identify undesirable or unacceptable side effects potentially caused by such products:

•	regulatory authorities may require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

January 3, 2025

•	we may be required to change the way the product is administered, impose other risk-management measures, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

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